

July 9, 2014

Via Email
E. Will Gray II
Chief Executive Officer and Director
Westcott Products Corporation
112 Loraine South, Suite 266
Midland, Texas 79701

>   **Re: Westcott Products Corporation**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed June 19, 2014**
>   **File No. 001-10171**

Dear Mr. Gray:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Interests of Certain Persons in or Opposition to Matters to be Acted Upon, page 6

1.   Please revise your beneficial ownership table to provide the information as of the most recent practicable date. See Items 403(a) and (b) of Regulation S-K.

2.   Please provide the information required by Item 6(a) of Schedule 14A with respect to your Series A 6% Convertible Preferred Stock. In particular, please clarify whether the Series A Convertible Preferred votes with the common shares or separately. If the preferred and the common vote together, please revise your beneficial ownership table to reflect the overall percentage of your voting shares owned by each listed entity.

3.   We note that you report beneficial ownership of 13.2% for Clancy Cottman. However, we also note your disclosure that as of the date of the written consent, Chisholm Partners II, LLC owned 10,000,000 shares of common stock, which represented 80% of the outstanding shares of your common stock. We also note that Mr. Cottman is the

managing director of Chisholm Partners II, LLC. Please revise the table to clarify the beneficial ownership of Mr. Cottman and Chisholm Partners II, LLC. Refer to Exchange Act Rule 13d-3 and Instruction 5 to Item 403 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Callie Tempest Jones
        Brunson Chandler & Jones, PLLC